Exhibit 99.1

10758 W. Centennial Rd. Suite 200 Littleton, CO 80127 Phone: 720.981.4588 Fax: 720.981.5643 www.ur-energy.com

Press Release

Ur-Energy Provides Update on Closing Date for Offering

Littleton, Colorado (March 2, 2011) – Ur-Energy Inc. (TSX:URE, NYSE Amex:URG)  (“Ur-Energy” or the “Company”) announced on February 7, 2011 an agreement (the “Underwriting Agreement”) with a syndicate of underwriters (the “Underwriters”), pursuant to which the Underwriters have agreed to purchase, on a bought deal basis, pursuant to a short form prospectus filed in certain provinces of Canada, 10,000,000 common shares (the “Common Shares”) of the Company at a price of CAD$3.00 per Common Share for gross proceeds of CAD$30,000,000 (the “Offering”).  The Company filed a preliminary prospectus on February 11, 2011 and the closing of the Offering was anticipated to occur on or before March 1, 2011.  Further to the Company’s news release on February 25, 2011, the Company is working to confirm its disclosure record and closing of the Offering is now anticipated to occur in mid-March.

This news release does not constitute an offer to sell or a solicitation of an offer to buy nor shall there be any sale of any of the Common Shares in any jurisdiction in which such offer, solicitation or sale would be unlawful.  The Common Shares have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or the securities laws of any state of the United States and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons (as defined in Regulation S under the U.S. Securities Act) unless registered under the U.S. Securities Act and applicable state securities laws or pursuant to an exemption from such registration requirements.

About Ur-Energy

Ur-Energy is a junior uranium company currently completing mine planning and permitting activities to bring its Lost Creek Wyoming uranium deposit into production.  Permitting also will allow the construction of a two-million-pounds-per-year in situ uranium processing facility. Engineering for the process facility is complete and mine planning is at an advanced stage for the first two mine units. Ur-Energy engages in the identification, acquisition and exploration of uranium properties in both Canada and the United States. Shares of Ur-Energy trade on the Toronto Stock Exchange under the symbol “URE” and on the NYSE Amex under the symbol “URG”. Ur-Energy’s corporate office is located in Littleton, Colorado; its registered office is in Ottawa, Ontario.  Ur-Energy’s website is www.ur-energy.com.

FOR FURTHER INFORMATION, PLEASE CONTACT

Rich Boberg, Director Public Relations 303-269-7707 866-981-4588 rich.boberg@ur-energyusa.com	Bill Boberg, President and CEO 303-269-7755 866-981-4588 bill.boberg@ur-energyusa.com

This release may contain “forward-looking statements” within the meaning of applicable securities laws regarding events or conditions that may occur in the future, including the anticipated closing date of the Offering, statements regarding the anticipated offering and sale of the common shares, the over-allotment option, the anticipated use of proceeds, the approvals of the Toronto Stock

Exchange and NYSE Amex and other regulatory approvals. These statements are based on current expectations that, while considered reasonable by management at this time, inherently involve a number of significant business, economic and competitive risks, uncertainties and contingencies. Factors that could cause actual results to differ materially from any forward-looking statements include, but are not limited to, whether the proposed offering is successful, whether required approvals are received, disruptions in the financial markets, changes in the anticipated or actual use of proceeds, capital and other costs varying significantly from estimates; failure to establish estimated resources and reserves; the grade and recovery of ore which is mined varying from estimates; production rates, methods and amounts varying from estimates; delays in obtaining or failures to obtain required governmental, environmental or other project approvals; inflation; changes in exchange rates; fluctuations in commodity prices; delays in development, inability to obtain financing required to complete its projects on acceptable terms or at all and other factors. There can be no assurance that forward looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.  Readers should not place undue reliance on forward-looking statements. The forward-looking statements contained herein are based on the beliefs, expectations and opinions of management as of the date hereof and Ur-Energy disclaims any intent or obligation to update them or revise them to reflect any change in circumstances or in management’s beliefs, expectations or opinions that occur in the future, except as required by applicable securities laws.  Additional risks relating to Ur-Energy may be found in the current and periodic reports filed by Ur-Energy with Canadian securities regulatory authorities on www.sedar.com and the SEC at http://www.sec.gov/edgar.shtml.